FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934




                              For News Release of:

                                January 14, 2002;
                               November 26, 2001;
                               November 15, 2001;
                               November 12, 2001



                            NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)




                 15th Floor, China Merchants Tower, Shun Tak Centre
                      168-200 Connaught Road Central, Hong Kong



NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                            NAM TAI ELECTRONICS, INC.
                 PROPOSED CHANGE OF OWNERSHIP FOR TCL INVESTMENT

VANCOUVER, CANADA January 14, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced that TCL International Holdings Limited ("TCL International"), a Hong Kong publicly listed company (Hang Seng Index Code No. 1070) announced on December 21, 2001 a Sale & Purchase Agreement with Ultimate Seller to acquire a 10% equity interest in Huizhou TCL Mobile Communication Co., Ltd. ("Huizhou TCL") at a total cash consideration of US$36 million based on a guaranteed 2001 audited profit of not less than US$36 million and an implied price/earnings multiple of approximately 10 times. The transaction, which requires among other things independent shareholder approval, will increase TCL International's ownership in Huizhou from 20% to 30%.

Huizhou TCL, a sino-foreign equity joint venture in the People's Republic of China ("PRC"), is engaged in the design, manufacturing, sales and marketing of mobile phones. It has production facilities in the PRC, and is one of 27 authorised GSM handset manufacturers and one of 20 authorised CDMA handset manufacturers in the PRC. Recently, it has developed and launched several designs of GSM mobile phones. Nam Tai, which acquired its 5% indirect shareholding in Huizhou TCL in September 2000, is pleased with the Sale & Purchase announcement from TCL International and ideally expects to benefit, achieving a good return from this strategic investment. Huizhou TCL is also a customer of Nam Tai, as it currently purchases rechargeable battery packs from BPC (Shenzhen) Co., Ltd. - a joint venture company owned by Nam Tai and Toshiba Battery Co., Ltd.

Fourth Quarter Results

Nam Tai will release its unaudited fourth quarter results for the period ended December 31, 2001 before the market opens on February 4, 2002. The Company will hold a conference call on Monday, February 4, 2002 at 10:00 a.m. Eastern Time for analysts to discuss the fourth quarter results with management. Analysts who wish to receive the toll free dial-in number for this conference call are invited to contact the Investor Relations Office at 1-800-661-8831 no later than 6:00 p.m. Eastern Time on Friday, February 1, 2002.

Shareholders, media, and interested investors are invited to listen to the live conference over the Internet at http://www.videonewswire.com/event.asp?id=2673 or over the phone by dialing (651) 224-7472 just prior to its start time. Users will be asked to register with the conference call operator.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                            NAM TAI ELECTRONICS, INC.
                 NAM TAI 2000 ANNUAL REPORT RECEIVES MERIT AWARD

VANCOUVER, CANADA November 26, 2001 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced that Nam Tai 2000 Annual Report designed by Grapheme/Koo has received Merit Award in the Corporate Identity and Annual Report areas at the 12th Annual Lotus Awards. The Lotus Awards is the premier creative awards show in North America granted to the top design firms and judged by the representatives from the client, agency sides of advertising and design, academic, new media and research fields. In four out of the five categories Grapheme/Koo participated in, the company received one or more awards, in three of these five cases the firm was awarded the Lotus for best in category.

Grapheme/Koo is a leading branding firm and a division of the Cossette Communication Group Inc. (a listed company - Symbol "KOS"), has near 1,300 employees and offices located in Quebec City, Montreal, Toronto, Calgary, Vancouver, Halifax, Washington, D.C. and in New York City. "In design, the greatest accomplishment is realization of your client's objectives and recognition by your peers," noted Mr. Ken Koo, President of Grapheme/Koo. "Our success is a function of the progressive nature of our clients and the creative talents of every person on our team."
Nam Tai is very proud of using Grapheme/Koo's strategic design services to make the annual report and corporate video for the past three years. We received impressive comments from the shareholders and investors which greatly promotes the corporate image of Nam Tai.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's website at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                            NAM TAI ELECTRONICS, INC.
                     CORRECTION REGARDING REPURCHASE PROGRAM

VANCOUVER, CANADA November 15, 2001 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced that its press release of November 12, 2001 announcing that it had enlarged and extended its repurchase program originally announced on October 1, 2001 to include 3.1 million common stock purchase warrants was made in error. None of Nam Tai's warrants are included in the repurchase program and no warrants will be repurchased pursuant to the program.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web-site at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                            NAM TAI ELECTRONICS, INC.
                           REPURCHASE PROGRAM ENLARGED

VANCOUVER, CANADA November 12, 2001 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced that its has enlarged and extended its repurchase program originally announced on October 1, 2001. The board of directors approved a repurchase program to buy-back up to an aggregate of two million common shares and 3.1 million common share purchase warrants in the open market from time to time at prevailing market prices in accordance with SEC Rule 10b-18. The program will run until the end of June 2002 unless extended or shortened by the board of directors.

Nam Tai Secures $15 million Long Term Loan

Given the current low interest environment and in order to strengthen its financial position and provide a strong foundation during the current economic slowdown the Company has obtained a seven-year term loan of $15 million at a fixed interest rate in the first four years. The term-loan, in addition to cash on hand as at September 30, 2001 of $40.1 million, will allow the company to carry forward with a number of initiatives aimed at increasing shareholder value.

Exercise of Warrant

On October 8, 2001 the Company announced that a Nam Tai independent director exercised a warrant to purchase 300,000 common shares at $10.25 per share. As a result of the exercise of this warrant, Nam Tai's independent director, Peter R. Kellogg, now holds 13.9% of Nam Tai's outstanding common shares.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's website at www.namtai.com.

The Registrant hereby incorporates this Report on Form 6-K into its Registration Statements on Form F-3 (Registration Nos. 333-36135 and 333-58468).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.




                              For and on behalf of
                            Nam Tai Electronics, Inc.



                                 /s/ M. K. KOO
                             -----------------------
                                    M. K. KOO
                            CHIEF FINANCIAL OFFICER


Date:  January 15, 2002